SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2009

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on January 2, 2009, entitled "StatoilHydro ASA announcement regarding its outstanding debt securities".

StatoilHydro’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of StatoilHydro (OSE:STL, NYSE:STO) on 15 January 2009 for use in the group’s share saving plan have on  20 January 2009  been distributed to the employees in accordance with their savings amount  and bonus shares for the 2006 share saving plan.

Following this, the share saving plan has  3,621,908 shares.  As participants in the share saving plan, the primary insiders below have been allocated shares in accordance with their saving plan 2006  for a price of NOK 116.64.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

	New Share holding	Total
Myrebøe Gunnar	144	2870
Sætre Eldar	179	6236
Øvrum Margareth	218	8195
Mellbye Peter	144	8050
Thomsen Kåre	200	5730
Svaan Morten	21	954
Bjørnson Rune	213	4564
Lund Helge	663	14520
Gjærum Reidar	228	4856
Eide Tom Melbye	362	4836
Reitan Torgrim	170	3493
Sørensen Lars Troen	46	2975
Jacobsen Jon Arnt	318	7482

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: January 20, 2009	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer